UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Model N, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

607525 102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 607525 102	Page 2 of 10

(1)	Names of reporting persons Zack Rinat
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Israel
Number of	(5) Sole voting power 1,031,335 (See Item 4(a) below)
shares beneficially owned by	(6) Shared voting power 4,068,729 (See Item 4(a) below)
each reporting person	(7) Sole dispositive power 1,031,335 (See Item 4(a) below)
with:	(8) Shared dispositive power 4,068,729 (See Item 4(a) below)
(9)	Aggregate amount beneficially owned by each reporting person 5,100,064 (See Item 4(a) below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

18.8% (Based on 27,046,009 shares of common stock outstanding as of January 29, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on February 9, 2016.)

(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 607525 102	Page 3 of 10

(1)	Names of reporting persons Orli Rinat
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Israel
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 4,068,729 (See Item4(a) below)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 4,068,729 (See Item4(a) below)
(9)	Aggregate amount beneficially owned by each reporting person 4,068,729 (See Item4(a) below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

15.0% (Based on 27,046,009 shares of common stock outstanding as of January 29, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on February 9, 2016.)

(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 607525 102	Page 4 of 10

(1)	Names of reporting persons Rinat Family 2006 Trust Dated December 13, 2006
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 1,666,666 (See Item4(a) below)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 1,666,666 (See Item4(a) below)
(9)	Aggregate amount beneficially owned by each reporting person 1,666,666 (See Item4(a) below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

6.2% (Based on 27,046,009 shares of common stock outstanding as of January 29, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on February 9, 2016.)

(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 607525 102	Page 5 of 10

Item 1 (a)	Name of Issuer:

Model N, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

1600 Seaport Boulevard, Suite 400

Redwood City, CA 94063

Item 2 (a)	Name of Person Filing:
(i)	Zack Rinat
(ii)	Orli Rinat
(iii)	Rinat Family 2006 Trust Dated December 13, 2006

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit 99.1 hereto.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:
(i)	c/o Model N, Inc., 1600 Seaport Boulevard, Suite 400, Redwood City, CA 94063
(ii)	c/o Model N, Inc., 1600 Seaport Boulevard, Suite 400, Redwood City, CA 94063
(iii)	c/o Model N, Inc., 1600 Seaport Boulevard, Suite 400, Redwood City, CA 94063
Item 2 (c)	Citizenship:
(i)	Israel
(ii)	Israel
(iii)	United States
Item 2 (d)	Title of Class of Securities:

Common Stock, $0.00015 par value per share

Item 2 (e)	CUSIP Number:

607525 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

SCHEDULE 13G

CUSIP No. 607525 102	Page 7 of 10

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

Consists of:

(i)	24,002 shares held by GADD, Inc.;
(ii)	307,334 shares held by Mr. Rinat;
(iii)	33,333 restricted stock units held by Mr. Rinat that will vest within 60 days of December 31, 2015;
(iv)	666,666 shares held of record by Mr. Rinat;
(v)	996,110 shares held of record by Mr. Rinat and Orli Rinat as community property;
(vi)	666,666 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Danielle Rinat Family Heritage Trust Dated December 12, 2005;
(vii)	666,666 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Gahl Rinat Family Heritage Trust Dated December 12, 2005;
(viii)	36,310 shares held of record by Gahl Rinat Trust;
(ix)	36,311 shares held of record by Danielle Rinat Trust; and
(x)	1,666,666 shares held of record by Mr. Rinat and Orli Rinat, trustees of the Rinat Family 2006 Trust Dated December 13, 2006.

Mr. Rinat is the sole director and the Chief Executive Officer of GADD, Inc. (“GADD”). Mr. Rinat and Orli Rinat are trustees of the Rinat Family 2006 Trust Dated December 13, 2006 (the “Trust”). The Trust is the sole shareholder of GADD. Mr. Rinat and Orli Rinat are trustees of each of the foregoing trusts. The trustees of each of the foregoing trusts share voting and investment power with respect to the shares held by each respective trust.

(b)	Percent of Class:

18.8% (Based on 27,046,009 shares of common stock outstanding as of January 29, 2016, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on February 9, 2016.)

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	(i)	1,031,335
	(ii)	0
	(iii)	0
(ii) Shared power to vote or direct the vote:	(i)	4,068,729
	(ii)	4,068,729
	(iii)	1,666,666

(iii) Sole power to dispose or to direct the disposition of:	(i)	1,031,335
	(ii)	0
	(iii)	0
(iv) Shared power to dispose or to direct the disposition of:	(i)	4,068,729
	(ii)	4,068,729
	(iii)	1,666,666
Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

/s/ Zack Rinat
ZACK RINAT

/s/ Orli Rinat
ORLI RINAT

Rinat Family 2006 Trust Dated December 13, 2006
By: ZACK RINAT

/s/ Zack Rinat
Trustee

EXHIBIT INDEX

Exhibit	Title
99.1	Joint Filing Agreement dated February 12, 2016 among the Reporting Persons